Exhibit 99.1

Indivior PLC (the 'Company')

Result of Annual General Meeting ('AGM')

May 9, 2024

The Company announces the voting results of its AGM, held earlier today at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN.  All resolutions were duly passed by shareholders by way of a poll.

Details of each resolution are set out in the Notice of Meeting circulated to shareholders on March 28, 2024.  The voting results, incorporating proxy votes lodged in advance of the AGM, are set out below and will be made available on the Company's website at http://www.indivior.com/en/investors/shareholder-information.

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED1	VOTES WITHHELD2
1. To receive the Annual Report and Accounts	83,288,966	99.80%	165,691	0.20%	83,454,657	61.65%	1,845,894
2. To approve the Directors' Remuneration Report	81,895,483	96.05%	3,368,205	3.95%	85,263,688	62.99%	36,863
3. To approve the Directors' Remuneration Policy	82,968,417	97.29%	2,312,684	2.71%	85,281,101	63.00%	19,450
4. To elect Dr Keith Humphreys	84,958,128	99.62%	322,029	0.38%	85,280,157	63.00%	20,394
5. To re-elect Peter Bains	84,228,621	98.76%	1,053,518	1.24%	85,282,139	63.00%	18,412
6. To re-elect Mark Crossley	85,076,791	99.76%	205,149	0.24%	85,281,940	63.00%	18,611
7. To re-elect Graham Hetherington	75,151,144	88.67%	9,599,909	11.33%	84,751,053	62.61%	549,498
8. To re-elect Jerome Lande	82,033,939	96.30%	3,154,894	3.70%	85,188,833	62.93%	111,718
9. To re-elect Joanna Le Couilliard	65,343,609	76.62%	19,937,950	23.38%	85,281,559	63.00%	18,992
10. To re-elect Ryan Preblick	84,824,554	99.46%	457,206	0.54%	85,281,760	63.00%	18,791
11. To re-elect Barbara Ryan	64,906,362	76.11%	20,375,092	23.89%	85,281,454	63.00%	19,097
12. To re-elect Mark Stejbach	82,216,429	97.95%	1,723,211	2.05%	83,939,640	62.01%	1,360,911
13. To re-elect Juliet Thompson	65,016,619	76.24%	20,265,504	23.76%	85,282,123	63.00%	18,428
14. To re-appoint PricewaterhouseCoopers LLP as Auditor	84,669,878	98.37%	1,400,547	1.63%	86,070,425	63.59%	11,812
15. To authorize the Audit & Risk Committee to determine the remuneration of the Auditor	85,284,447	99.98%	12,874	0.02%	85,297,321	63.01%	3,230
16. To authorize the Company and any of its UK subsidiaries to make political donations and incur political expenditure	84,307,459	99.58%	353,753	0.42%	84,661,212	62.54%	639,339
17. To approve the Indivior 2024 Long-Term Incentive Plan	84,996,255	99.66%	285,815	0.34%	85,282,070	63.00%	18,481
18. To approve the Indivior 2024 Savings-Related Share Option Plan	84,873,875	99.70%	254,634	0.30%	85,128,509	62.89%	172,042
19. To authorize the Directors to allot shares	84,482,869	99.06%	799,620	0.94%	85,282,489	63.00%	18,062
20. To authorize the Directors to disapply pre-emption rights up to 10% of the issued capital (Special Resolution)	83,238,027	97.62%	2,026,671	2.38%	85,264,698	62.99%	35,853
21. To authorize the Directors to disapply pre-emption rights up to an additional 10% for transactions which the Board determines to be an acquisition or other capital investment (Special Resolution)	82,512,208	96.76%	2,765,983	3.24%	85,278,191	63.00%	22,360
22. To authorize market purchases of the Company's ordinary shares (Special Resolution)	83,848,743	98.39%	1,370,751	1.61%	85,219,494	62.96%	81,057
23. To call a general meeting other than an annual general meeting on not less than 14 clear days' notice (Special Resolution)	70,629,156	82.82%	14,655,004	17.18%	85,284,160	63.01%	16,391

Notes:

1.         As at the close of business on May 7, 2024, the total number of ordinary shares of US$0.50 eligible to be voted at the AGM was 135,360,558.  Therefore, the total voting rights in the Company as at that time was 135,360,558.
2.         A vote withheld is not a vote in law and is not counted in the calculation of the votes for or against a resolution.

A copy of the special business resolutions will be submitted to the National Storage Mechanism and will be available to view at https://data.fca.org.uk/#/nsm/nationalstoragemechanism in due course.

Computershare Investor Services PLC acted as scrutineer of the poll on all resolutions.

While all resolutions were passed at today's AGM with a clear majority, the Board notes that resolutions 9, 11 and 13 received a significant number of votes against. The Board understands this is primarily because Ms. Le Couilliard, Ms. Ryan and Ms. Thompson do not hold shares in the Company.

Our shareholders' views are important to us and we intend to engage with those shareholders who voted against these resolutions.

Contact:             Kathryn Hudson
Company Secretary

Tel: +44 (0)1753 423940 / cosec@indivior.com

Jason Thompson

Vice President, Investor Relations

Tel: +1-804-402-7123 / jason.thompson@indivior.com

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.